SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

                             FORM U-3A-2

            Statement by Holding Company Claiming Exemption
             Under Rule U-3A-2 from the Provisions of the
              Public Utility Holding Company Act of 1935


                To Be Filed Annually Prior to March 1

                           FIRSTENERGY CORP.

hereby files with the Securities and Exchange Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          FirstEnergy was organized under Ohio law in 1996 and became a holding company after the merger of Ohio Edison and Centerior Energy Corporation in November 1997. The principal executive offices of FirstEnergy are located in Akron, Ohio.

          FirstEnergy owns all of the issued and outstanding voting securities of the following thirteen direct active subsidiaries:
American Transmission Systems, Incorporated ("ATSI"); Ohio Edison Company ("Ohio Edison"); The Cleveland Electric Illuminating Company ("Cleveland Electric"); The Toledo Edison Company ("Toledo Edison"); FirstEnergy Properties, Inc. ("FirstEnergy Properties"); FirstEnergy Ventures Corp. ("FirstEnergy Ventures"); FirstEnergy Securities Transfer Company ("FirstEnergy Transfer"); FirstEnergy Facilities Services Group, LLC ("FirstEnergy Facilities"); MARBEL Energy Corporation ("MARBEL"); FirstEnergy Services Corp. ("FirstEnergy Services"); FE Acquisition Corp. ("FE Acquisition"); FirstEnergy Nuclear Operating Company ("FirstEnergy Nuclear"); and FELHC, Inc. ("FELHC"); and all of the issued and outstanding voting securities of the following two direct inactive subsidiaries: Centerior Service Company ("Centerior Service"), and FE Holdings, L.L.C. ("FE Holdings"). Unless otherwise noted, all these subsidiaries are incorporated in the State of Ohio and have their principal offices in Akron, Ohio.

OHIO EDISON
-----------

          Ohio Edison was organized in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because it is predominantly a public utility company whose operations as such do not extend beyond the State of Ohio and contiguous states. See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979). Ohio Edison engages in the generation, distribution and sale of electric energy to approximately 992,000 customers within a 7,500 square-mile area of central and northeastern Ohio. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 2000, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

          OHIO EDISON SUBSIDIARIES - PENNSYLVANIA POWER COMPANY
          -----------------------------------------------------

          Ohio Edison owns all of the Common Stock of Pennsylvania Power Company ("Penn Power"). Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service primarily to 138,000 customers in a 1,500 square mile area of western Pennsylvania. During the twelve months ended December 31, 2000, the principal source of Penn Power's operating revenues was derived from the distribution and sale of electricity.

          OVEC and IKEC
          -------------

          Ohio Edison owns directly 16.5% of the Common Stock of Ohio Valley Electric Corporation (OVEC), an Ohio corporation. Similarly, Toledo Edison owns directly 4% of the Common Stock of OVEC, resulting in an indirect ownership of 20.5% of OVEC by FirstEnergy. OVEC, in turn, owns all of the Common Stock of Indiana-Kentucky Electric Corporation
(IKEC). OVEC is a public utility company organized in 1952. On the same date, IKEC was organized under the laws of Indiana. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power, and Toledo Edison), furnishing electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Department of Energy (DOE).

          OHIO EDISON SUBSIDIARIES - OTHER
          --------------------------------

          In addition, Ohio Edison has seven other wholly owned subsidiaries organized, unless otherwise noted, under Ohio law: (i) OES Capital, Incorporated, reorganized in December 1999 under Delaware law;
(ii) OES Fuel, Incorporated; (iii) OES Finance, Incorporated; (iv) Ohio Edison Financing Trust, organized under Delaware law;(1) (v)Ohio Edison Financing Trust II, organized under Delaware law; (vi) OES Nuclear, Incorporated; and (vii) OES Ventures, Incorporated ("OES Ventures"). These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. OES Ventures has a 49% beneficial interest in the PNBV Capital Trust, a business trust organized under Delaware law to facilitate the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Nuclear Power Station Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in FirstEnergy Engineering, Incorporated, a corporation that provides engineering services at cost as a subcontractor on construction projects undertaken by Ohio Edison for third parties. Other than Penn Power, these subsidiaries do not, individually or in the aggregate, have a material effect on the consolidated financial statements of Ohio Edison.

CLEVELAND ELECTRIC
------------------

          Cleveland Electric was organized in 1892 and is a public utility engaged primarily in the generation, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 2000, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.


---------------------
1 Ohio Edison Financing Trust II is inactive.

          CENTERIOR FUNDING CORPORATION
          -----------------------------

          Centerior Funding Corporation is a Delaware corporation organized in 1996 that finances accounts receivable.

TOLEDO EDISON
-------------

          Toledo Edison was organized in 1901 and is a public utility engaged primarily in the generation, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. It has one subsidiary, The Toledo Edison Capital Corporation. Toledo Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 2000, the principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

          THE TOLEDO EDISON CAPITAL CORPORATION
          -------------------------------------

          The Toledo Edison Capital Corporation is a Delaware corporation organized in 1997 which makes equity investments in Delaware business trusts which hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

AMERICAN TRANSMISSION SYSTEMS, INCORPORATED
-------------------------------------------

          ATSI was organized under Ohio law in 1998. ATSI is a "public-utility company" as defined in the Act. ATSI acquired certain transmission assets on September 1, 2000, from the FirstEnergy Companies.
 ATSI owns and operates certain major, high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. There are 37 interconnections with six neighboring control areas.

          ATSI's transmission system offers gateways into the East via high capacity ties with Pennsylvania-New Jersey-Maryland Interconnection LLC ("PJM") through Penelec, Duquesne Light Company and Allegheny Energy, Inc. ("Allegheny Energy"), into the north through multiple 345 kV high-capacity ties with Michigan Electric Coordination Systems ("MECS"), and into the South through ties with American Electric Power Company, Inc. ("AEP") and Dayton Power & Light Company ("Dayton Power"). In addition, ATSI is the control area operator for the FirstEnergy system. ATSI plans, operates and maintains the transmission system in accordance with the requirements of the North American Electric Reliability Council and applicable regulatory agencies to ensure reliable service to FirstEnergy's customers.

FIRSTENERGY PROPERTIES, INC.
----------------------------

          FirstEnergy Properties, Inc. was organized in 1929 and primarily manages non-residential real estate. It has one subsidiary, BSG Properties, Inc., organized in 1996 that manages one parcel of real property.

FIRSTENERGY VENTURES CORP.
--------------------------

          FirstEnergy Ventures was organized in 1971. Its principal business involves the ownership of stock investments in certain unregulated enterprises and business ventures. It has eight subsidiaries organized under Ohio law: (i) Centerior Power Enterprises, Inc., which will be dissolved upon the planned cancellation of a contract which required it (together with CPICOR Management LLC, a non-affiliate) to implement a Department of Energy clean coal project; (ii) Centerior
Energy Services, Inc., which provides various energy consulting services related to energy management and procurement under the registered trade name "The E Group"; (iii) Advanced Technologies Development Corp., which owns fiber optics cables, communications towers and electronics for cell siting operations, as well as some proprietary software for telecommunications services;
(iv) Centerior Communications Holdings, Inc., which holds an equity investment in Fiber Venture Equity, Inc. ("Fiber Venture")(2); (v) Bay Shore Power Company, which will own and operate a petroleum coke disposal facility that will provide steam to a FirstEnergy Generation Corp. generating unit and a nonaffiliated refinery; (vi) FirstEnergy
Fuel Marketing Company, which provides products and services to electricity generators and industrial fuel suppliers, including logistics services, contract administration, inventory management and fuel blending;
(vii) FirstEnergy Telecommunications Corp., which will be a competitive telecommunications services provider offering services only in the regulated activities area and which has applied for approval to operate as a public utility within the definition of "utilities" in the State of Ohio and has "exempt telecommunications company" ("ETC") status with the Federal Communications Commission ("FCC"); and (viii) Warrenton River Terminal, Ltd., which owns facilities for the transloading of bulk materials on the Ohio River, including coal and fertilizer. FirstEnergy Ventures is also part owner of two Ohio limited liability companies:
Eastroc Technologies, LLC ("Eastroc Technologies") and Engineered Processes, Ltd. ("Engineered Processes"), which own or apply technologies for the production of gypsum products.

FIRSTENERGY SECURITIES TRANSFER COMPANY
---------------------------------------

          FirstEnergy Securities Transfer Company is an Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries. It does not act as a transfer agent or registrar for nonaffiliated companies.

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
------------------------------------------

          FirstEnergy Facilities is the parent company of eleven direct subsidiaries serving a diverse group of regional and national customers, providing mechanical contracting, facilities management and energy management services. These subsidiaries are: (i) Ancoma, Inc. of Rochester New York (a New York corporation); (ii) Colonial Mechanical Corporation of Richmond, Virginia (a Virginia corporation); (iii) Webb Technologies, Inc. of Norfolk, Virginia (a Virginia corporation);
(iv) Dunbar Mechanical, Inc. of Toledo, Ohio (an Ohio corporation);
(v) Edwards Electrical & Mechanical, Inc. of Indianapolis, Indiana (an Indiana corporation); (vi) Elliott-Lewis Corporation ("Elliot-Lewis") of Philadelphia, Pennsylvania (a Pennsylvania corporation)(3); (vii)
L.H. Cranston and Sons, Inc. of Timonium, Maryland (a Maryland corporation); (viii) Roth Bros., Inc. of Youngstown, Ohio (an Ohio corporation); (ix) The Hattenbach Company of Cleveland, Ohio (an Ohio corporation); (x) R. P. C. Mechanical, Inc. of Cincinnati, Ohio (an Ohio corporation); and (xi) Spectrum Controls Systems, Inc. of Cincinnati, Ohio (an Ohio corporation).

MARBEL ENERGY CORPORATION
-------------------------

          MARBEL is a natural gas pipeline company. MARBEL owns interests in more than 1,800 gas and oil wells and holds interests in more than 200,000 undeveloped acres in eastern and central Ohio.
MARBEL's subsidiaries include Northeast Ohio Operating Companies, Inc. ("NOOCI"), a holding company, and Marbel Holdco, Inc. ("Marbel Holdco").

          Marbel Holdco holds FirstEnergy's 50% ownership in Great Lakes Energy Partners, LLC ("Great Lakes"). Great Lakes is an oil and gas exploration and production company in a joint venture with Range Resources Corporation and holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly 1 million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines and a small interstate pipeline between Ohio and West Virginia.

-----------------
2 Fiber Venture owns a 6.5% interest in America's Fiber Network, LLC
  ("AFN"). AFN is a super-regional fiber optics joint venture of six energy and telecommunications companies initially offering 7,000 route miles of high-speed fiber connecting major markets in the eastern and central United States.
3 Elliot-Lewis owns all of the issued and outstanding stock of A.A.
  Duckett, Inc., Sautter Crane Rental, Inc., E-L Enterprises, Inc., R. L. Anderson, Inc., and Modern Air Conditioning, Inc.

          NOOCI owns all of the issued and outstanding shares of Northeast Ohio Natural Gas Corporation ("NONGC"). In addition, NOOCI is the contracting party to two large gas supply agreements with 2000 revenues in excess of $7.5 million. NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline.

FIRSTENERGY SERVICES CORP.
--------------------------

          FirstEnergy Services Corp. offers energy-related products and services in unregulated gas and electricity markets. FirstEnergy Services has two wholly owned subsidiaries, Penn Power Energy, Inc. ("Penn Power Energy") and FirstEnergy Generation Corp. ("GenCo"). Penn Power Energy provides electric generation services and other energy services to Pennsylvania customers under Pennsylvania's Electric Choice Program. Genco was inactive during calendar year 2000. FirstEnergy Trading Services, Inc., which acquired and arranged for the delivery of electricity and natural gas to the retail customers of FirstEnergy's unregulated marketing and sales affiliates, was merged into FirstEnergy Services as of December 31, 2000 and those functions are now performed by FirstEnergy Services.

FIRSTENERGY NUCLEAR OPERATING COMPANY
-------------------------------------

          FirstEnergy Nuclear Operating Company operates the Davis-Besse, Perry and Beaver Valley nuclear power plants.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          FirstEnergy does not own directly any utility properties or perform any utility operations. Its utility operating subsidiaries are described in detail below.

               (a) Ohio Edison and Penn Power. Ohio Edison furnishes
                   --------------------------
electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison has ownership interests in certain generating facilities located in Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 2000, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

          Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. During the twelve months ended December 31, 2000, the principal source of Penn Power's operating revenues was derived from the sale of electricity.

          Ohio Edison and Penn Power own or lease all or a portion of 31 electric generating units, consisting of 13 coal fired units, three nuclear units, six oil fired units, one gas/oil fired unit and eight diesel generators (located at two sites), which have total net generating capacity of 6,075 megawatts (MW). All of the electric properties owned by Ohio Edison and Penn Power are located in Ohio and Pennsylvania. Nine of the 13 coal fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 13 coal fired units are held in a combined Ohio Edison-Penn Power ownership along with Toledo Edison and Cleveland Electric.

          The three nuclear units consist of (i) Beaver Valley 1 (810
MW), located in Pennsylvania, (ii) Beaver Valley 2, also located in Pennsylvania and representing a 456 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 55.62%, and (iii) Perry Unit 1, located in Ohio and representing a 439 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 35.24%.

          The six oil-fired units are also located in Ohio and are held in a combined Ohio Edison-Penn Power ownership. The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison. The two diesel generator sites are located in Ohio and are held in a combined Ohio Edison-Penn Power ownership.

               (b) OVEC and IKEC. OVEC owns the Kyger Creek Plant at
                   -------------
Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's generation facilities do not interconnect directly with ATSI's transmission system.

               (c) Cleveland Electric. Cleveland Electric is engaged
                   ------------------
primarily in the generation, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 2000, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.

          Cleveland Electric's generating properties consist of all or a portion of (i) 14 units at four fossil fuel plants including the Sammis Plant, co-owned with Ohio Edison and Penn Power, located in Stratton, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 MW (51.38%) share of Davis-Besse Nuclear Power Station, co-owned with Toledo Edison, located in Oak Harbor, Ohio; and (iii) the 435 MW Seneca pumped storage hydroelectric plant located in Warren, Pennsylvania. These Cleveland Electric-owned plants have a net demonstrated capacity of 2,963 MW.

          Cleveland Electric and Toledo Edison, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.58% (371 MW) and 44.38% (355 MW)
of Units 1, 2, and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania. Cleveland Electric also has a 44.85% ownership share (560 MW) of Perry Unit 1 located in Ohio, and a 24.47% (201 MW) of Beaver Valley 2 located in Pennsylvania, and leases, as co-lessee with Toledo Edison, another 19.91% (163 MW) of Beaver Valley 2. Cleveland Electric owns the distribution facilities located in its service territory in northeastern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

               (d) Toledo Edison. Toledo Edison is engaged primarily in
                   -------------
the generation, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also has ownership interests in certain generating facilities located in Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 2000, the principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

          Toledo Edison's generating facilities consist of (i) a wholly-owned fossil fuel electric generating station (648 MW), Bay Shore, located in Lucas County, Ohio; (ii) a 429 MW (48.62%) share of Davis-Besse Nuclear Power Station, co-owned with Cleveland Electric, located in Oak Harbor, Ohio; and (iii) five internal combustion turbine generator units with an aggregate capability of 77 MW located in northwestern Ohio.
 These plants have a net capacity of 1,137 MW.

          Toledo Edison and Cleveland Electric, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.58% (371 MW) and 44.38% (355 MW)
of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania. Toledo Edison also has a 19.91% ownership share (248 MW) of Perry Unit 1. Toledo Edison has a tenant-in-common interest and leasehold interest (with Cleveland Electric as co-lessee with respect to 150 MW) in 19.91% (163 MW) in Beaver Valley 2. Toledo Edison owns the distribution facilities located in its service territory in northwestern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

          Transmission System.  The FirstEnergy Companies own and operate
          -------------------
approximately 12,500 MW of generation resources that are connected directly to certain transmission facilities that they transferred to ATSI on September 1, 2000. ATSI owns and operates transmission facilities which currently operate at voltages of generally 345 kV and 138 kV (the "Bulk Transmission System"), and 69 kV facilities (the "Area Transmission System," and together with the Bulk Transmission System, the "Transmission System"). The primary function of the Transmission System is to integrate the generation resources of the FirstEnergy Companies with their native retail and wholesale loads. To perform this network function, the Bulk Transmission System and the Area Transmission System are integrated and operate in a parallel manner to each other. The FirstEnergy Companies also operate low voltage 23, 33, 34.5, and 36 kV facilities.

          The Transmission System consists of over 7,100 circuit miles of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV.
The Transmission System services over 2.2 million customers in a 13,200 square mile area in northern and central Ohio and western Pennsylvania. The Transmission System has 37 interconnections at voltages of 69 kV or higher with six neighboring control areas. The Transmission System is connected to other systems to the East via ties with the PJM, Duquesne Light Company and Allegheny Energy. The Transmission System is connected to other systems to the North through ties with the MECS, and is connected to other systems to the South through ties with AEP and Dayton Power.

NORTHEAST OHIO NATURAL GAS CORPORATION
--------------------------------------

          NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline. It operates approximately 420 miles of distribution and transportation pipeline and ancillary facilities. It receives its gas supplies from local gas producers as well as from interstate pipeline companies. Its principal source of operating revenue is derived from the distribution and transportation of natural gas.

MERGER WITH GPU, INC.
---------------------

          FirstEnergy has filed an Application on Form U-1 requesting that the Securities and Exchange Commission (the "Commission") issue an order approving the proposed acquisition by FirstEnergy of all the issued and outstanding voting securities of the following three U.S. electric utility operating subsidiaries of GPU, Inc., a Pennsylvania corporation ("GPU"): Jersey Central Power & Light Company ("JCP&L"), Pennsylvania Electric Company ("Penelec") and Metropolitan Edison Company ("Met-Ed").
 GPU and FirstEnergy are hereinafter collectively referred to as the "Applicants," and JCP&L, Met-Ed and Penelec (each of which is doing business as "GPU Energy") are referred to herein as the "GPU Energy Companies." Met-Ed owns all of the voting securities of York Haven Power Company, a Pennsylvania corporation ("York Haven"). FirstEnergy will acquire such voting securities of the GPU Energy Companies through its merger with GPU pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between
FirstEnergy and GPU.   The Form U-1 is incorporated by reference herein
as Exhibit C.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

            (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

        Ohio Edison          31,190,109,000  kwh   $ 2,302,453,699
        Penn Power            7,938,007,000  kwh       356,870,794
        Cleveland Electric   24,835,962,000  kwh     1,840,488,964
        Toledo Edison        13,341,773,000  kwh       932,152,629
        NONGC                       757,187  Mcf         4,519,902

            (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

        Ohio Edison              None              $             0
        Penn Power               None                            0
        Cleveland Electric       None                            0
        Toledo Edison            None                            0
        NONGC                    None                            0

            (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

        Ohio Edison           3,267,008,421  kwh   $   162,876,949
        Penn Power            4,050,448,371  kwh        80,667,085
        Cleveland Electric    1,756,046,447  kwh        43,244,938
        Toledo Edison           526,126,045  kwh        12,386,376
        NONGC                    None                            0

            (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

        Ohio Edison             323,920,632  kwh   $    10,810,547
        Penn Power              390,944,264  kwh        10,634,669
        Cleveland Electric    2,620,353,039  kwh        53,552,996
        Toledo Edison           754,954,664  kwh        15,219,205
        NONGC                    None                            0

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            FirstEnergy Generation Corp.("GenCo"), an EWG and a subsidiary of FirstEnergy Services, was formed in October 2000, and commenced operation on January 1, 2001, to operate the nonnuclear power plants of Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power. The physical facilities operated by GenCo are described in sections 2(a), 2(b), 2(c) and 2(d). Its business address is 76 South Main Street, Akron, Ohio 44308.

             (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

             GenCo is a wholly owned subsidiary of FirstEnergy Services.

             (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

             GenCo has 850 authorized shares of no-par common stock with one share issued to its sole shareholder, FirstEnergy Services.


             (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             See 4(c) above. GenCo carried on no operations during the reporting period.


             (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             GenCo carried on no operations during the reporting period.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2001.


                                  FirstEnergy Corp.



                                  By:  /s/Harvey L. Wagner
                                    ------------------------
                                  Title:  Controller







CORPORATE SEAL






Attest:    /s/Nancy C. Ashcom
       ---------------------------
Title:     Corporate Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Harvey L. Wagner             Controller
---------------------------------------------
       (Name)                   (Title)

  76 South Main Street, Akron, OH  44308
----------------------------------------------
                   (Address)

                               EXHIBIT A
                            FIRSTENERGY CORP.
               UNAUDITED CONSOLIDATED FINANCIAL INFORMATION




          The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE) which includes its wholly owned subsidiary Pennsylvania Power Company, The Cleveland Electric Illuminating Company
(CEI), The Toledo Edison Company (TE) and American Transmission Systems, Inc. (ATSI). The Company and its utility subsidiaries are referred to throughout as "Companies." All significant intercompany transactions have been eliminated. The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

                                           FirstEnergy Corp. Consolidating Balance Sheet
                                                            (Unaudited)
                                                         December 31, 2000
                          FE                                                                             FE
                        Holding                                                    FE     FE     FE    Facil.  Elimin-   FE
                         Corp.    OE     CEI    TE     ATSI  FENOC  FETS  MARBEL  Vent.  Prop. Srvcs.  Srvcs.  ations  Consol
                         -----    --     ---    --     ----  -----  ----  ------  ----  -----  ------  ------  ------  ------
                                                     (Dollars in Millions)
        ASSETS
CURRENT ASSETS:
Cash and cash equiv-
 alents                 $    1  $   18 $    3 $    1  $   --  $ --  $  6   $  2   $  7   $ 1   $ --     $ 10  $    --  $    49
Accounts Receivables-
  Customers                 17     305     15      7       5    --    --     --     --    --     51       --       --      400
  Other                     28      34    128      1       1    --   143     10     27    --      1      146       --      519
  Associated companies     292     623     81     62      36    96   135     --     15    --     80       --   (1,420)      --
Notes receivable from
 associated companies      250       1     --     33      --    --    --     --     27    14     --       --     (325)      --
Materials and supplies
  Owned                     --      81     26     18      --    --    37     --      3    --     --        7       --      172
  Under consignment         --      51     39     22      --    --    --     --     --    --     --       --       --      112
Prepayments and other        9      77     59     27      --    --     6     --      1    --      4        7       --      190
                        ------------------------------------------------------------------------------------------------------
                           597   1,190    351    171      42    96   327     12     80    15    136      170   (1,745)   1,442
                        ------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND
 EQUIPMENT:
In service                 270   4,958  4,060  1,645   1,203    --     3     26    172    20     14       47       --   12,418
Less - Accumulated pro-
 vision for depreciation    51   2,390  1,627    601     571    --     1      4      2     1      2       14       --    5,264
                        ------------------------------------------------------------------------------------------------------
                           219   2,568  2,433  1,044     632    --     2     22    170    19     12       33       --    7,154
Construction work in
 progress                    2     239     91     84       4    --    --     --     --    --     --        1       --      421
                        ------------------------------------------------------------------------------------------------------
                           221   2,807  2,524  1,128     636    --     2     22    170    19     12       34       --    7,575
                        ------------------------------------------------------------------------------------------------------
INVESTMENTS:
Capital trust invest-
 ments                      --     452    492    280      --    --    --     --     --    --     --       --       --    1,224
Nuclear plant decommis-
 sioning trusts             --     262    190    132      --    --    --     --     --    --     --       --       --      584
Letter of credit
 collateralization          --     278     --     --      --    --    --     --     --    --     --       --       --      278
Notes receivable from
 associated companies       --     206     95     39      --    --    --     --     --    --     --       --     (340)      --
Other                    5,164     291     13      2      --     5    --    138     43     1      1        1   (4,990)     669
                        ------------------------------------------------------------------------------------------------------
                         5,164   1,489    790    453      --     5    --    138     43     1      1        1   (5,330)   2,755
                        ------------------------------------------------------------------------------------------------------
DEFERRED CHARGES:
Regulatory assets           --   2,499    816    413      --    --    --     --     --    --     --       --       --    3,728
Goodwill                    --      --  1,409    458      --    --    24     --     --    --     --      197       --    2,088
Other                       37     169     75     30      28     1    10     --      7    --      4        6      (14)     353
                        ------------------------------------------------------------------------------------------------------
                            37   2,668  2,300    901      28     1    34     --      7    --      4      203      (14)   6,169
                        ------------------------------------------------------------------------------------------------------
  TOTAL ASSETS          $6,019  $8,154 $5,965 $2,653  $  706  $102  $363   $172   $300   $35   $153     $408  $(7,089) $17,941
                        ======================================================================================================

                                                                   - 12 -


                                    FirstEnergy Corp. Consolidating Balance Sheet (Cont'd)
                                                         (Unaudited)
                                                       December 31, 2000
                           FE                                                                            FE
                         Holding                                                    FE     FE     FE    Facil.  Elimin-   FE
                          Corp.    OE     CEI    TE     ATSI  FENOC  FETS  MARBEL  Vent.  Prop. Srvcs.  Srvcs.  ations  Consol
                          -----    --     ---    --     ----  -----  ----  ------  ----  -----  ------  ------  ------  ------
                                                      (Dollars in Millions)

LIABILITIES AND
CAPITALIZATION
CURRENT LIABILITIES:
Currently payable
 long-term debt and
 preferred stock         $   --  $  311 $  166 $   56  $ --    $ --  $ --  $ --   $ --   $ --   $ --     $  3  $   --  $   536
Short-term borrowings       395     296     --     --    --      --    --    --     --     --     --        9      --      700
Accounts payable
  Other                      44      60     54     25    --      39   164     9     14     --      4       66      --      479
  Associated companies      703     124    103     37    14      42    98    12     41     --    168        1  (1,343)      --
Notes payable to
 associated companies        41      19     29     42     2      --   177     4     --     --     --       11    (325)      --
Accrued taxes                (3)    232    179     58     6       3    --     2      1      4      7       --     (79)     410
Accrued interest              2      34     56     20    --      --    --    --      3     --     --        1      --      116
Other                        86      76     82     50    --       9     6     1     --     --      5       38      --      353
                         -----------------------------------------------------------------------------------------------------
                          1,268   1,152    669    288    22      93   445    28     59      4    184      129  (1,747)   2,594
                         -----------------------------------------------------------------------------------------------------
CAPITALIZATION:
Common stockholders'
 equity                   4,653   2,557  1,065    606   297       6   (82)  121     93     31    (34)     261  (4,921)   4,653
Preferred stock-
  Not subject to
   mandatory redemption      --     161    238    210    --      --    --    --     --     --     --       --    (609)      --
  Subject to mandatory
   redemption                --      --     26     --    --      --    --    --     --     --     --       --     (26)      --
Preferred stock of con-
 solidated subsidiaries-
  Not subject to manda-
   tory redemption           --      39     --     --    --      --    --    --     --     --     --       --     609      648
  Subject to mandatory
   redemption                --      15     --     --    --      --    --    --     --     --     --       --      26       41
Ohio Edison obligated
  mandatorily redeem-
  able preferred
  securities of sub-
  sidiary trust hold-
  ing solely Ohio
  Edison subordinated
  debentures                 --     120     --     --    --      --    --    --     --     --     --       --      --      120
Long-term debt               31   2,001  2,635    944   338      --    --     1    148     --     --       14    (370)   5,742
                         -----------------------------------------------------------------------------------------------------
                          4,684   4,893  3,964  1,760   635       6   (82)  122    241     31    (34)     275  (5,291)  11,204
                         -----------------------------------------------------------------------------------------------------
DEFERRED CREDITS:
Accumulated deferred
 income taxes                (3)  1,299    591    197     5      --    --    21     --     --     --       --     (16)   2,094
Accumulated deferred
 investment tax credits      --     110     80     35    16      --    --    --     --     --     --       --      --      241
Nuclear plant decommis-
 sioning costs               --     261    199    139    --      --    --    --     --     --     --       --      --      599
Pensions and other
 post-retirement
 benefits                    68     161    228    119    --       3    --    --     --     --      1       --     (35)     545
Other                         2     278    234    115    28      --    --     1     --     --      2        4      --      664
                         -----------------------------------------------------------------------------------------------------
                             67   2,109  1,332    605    49       3    --    22     --     --      3        4     (51)   4,143
                         -----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND
 CAPITALIZATION          $6,019  $8,154 $5,965 $2,653  $706    $102  $363  $172   $300    $35   $153     $408 $(7,089) $17,941
                         =====================================================================================================

                                                                   - 13 -


                                        FirstEnergy Consolidating Income Statement
                                                       (Unaudited)
                                          For the Year Ended December 31, 2000
                             FE                                                                         FE
                           Holding                                                 FE     FE     FE    Facil.  Elimin-    FE
                            Corp.    OE     CEI    TE  ATSI  FENOC  FETS  MARBEL  Vent.  Prop. Srvcs.  Srvcs.  ations   Consol.
                            -----    --     ---    --  ----  -----  ----  ------  ----  -----  ------  ------  ------   -------
                                                        (Dollars in Millions)
Revenues                    $303  $2,814  $1,938  $983  $72   $ 9   $950   $24     $83    $4    $544    $564  $(1,259)  $7,029

Expenses:
  Fuel & Purchased Power     286     419     414   159   --    --     --    --      --    --      --      --     (477)     801
  Other expense               16     838     552   349   23     1    989    18      87     1     590     551     (774)   3,241
  Provisions for depreci-
   ation and amortization      1     580     221   105    9    --      2     1       2     1      --      12       --      934
  General taxes               --     226     222    92   --    (3)    --    --      --    --      --      --       11      548
                            --------------------------------------------------------------------------------------------------
  Total expenses             303   2,063   1,409   705   32    (2)   991    19      89     2     590     563   (1,240)   5,524

Equity in subsidiary
 earnings                    602      --      --    --   --    --     --    --      --    --      --      --     (602)      --
                            --------------------------------------------------------------------------------------------------
Income Before Interest
 and Income Taxes            602     751     529   278   40    11    (41)    5      (6)    2     (46)      1     (621)   1,505

Net Interest Charges:
  Interest Expense            20     197     202    71    9    --      1    --      10    --      --       3      (19)     494
  Allowance for borrowed
   funds used during
   construction and
   capitalized interest       (1)    (10)     (2)   (7)  --    --     --    --      (8)   --      --      --       --      (28)
  Subsidiaries'
   preferred stock
    dividends                 --      15      --    --   --    --     --    --      --    --      --      --       48       63
                            --------------------------------------------------------------------------------------------------

  Net interest charges        19     202     200    64    9    --      1    --       2    --      --       3       29      529

Income Taxes                 (16)    213     126    77   11     4    (17)   --      (3)    1     (19)     --       --      377
                            --------------------------------------------------------------------------------------------------

Net Income (Loss)            599     336     203   137   20     7    (25)    5      (5)    1     (27)     (2)    (650)     599
                            ==================================================================================================

Preferred Stock
 Dividend Requirements        --      11      21    16   --    --     --    --      --    --      --      --      (48)      --

Earnings Available for
 Common                     $599  $  325  $  182  $121  $20   $ 7   $(25)  $ 5     $(5)   $1    $(27)   $ (2) $  (602)  $  599
                            ==================================================================================================


                                                                   - 14 -



                                FirstEnergy Corp. - Consolidating Statement of Retained Earnings
                                                          (Unaudited)
                                             For the Year Ended December 31, 2000
                               FE                                                                          FE
                             Holding                                                 FE     FE     FE    Facil.  Elimin-    FE
                              Corp.   OE      CEI    TE  ATSI  FENOC  FETS  MARBEL  Vent.  Prop. Srvcs.  Srvcs.  ations   Consol.
                              -----   --      ---    --  ----  -----  ----  ------  ----  -----  ------  ------  ------   -------
                                                          (Dollars in Millions)
Balance at
 beginning of
 year                        $  945  $526    $ 35   $ 28  $ 0   $(1)  $(61)   $1     $17   $1     $(19)   $18    $  (545)  $  945
Net Income
 (Loss)                         599   336     203    137   20     7    (25)    5      (5)   1      (27)    (2)      (650)     599
                             ----------------------------------------------------------------------------------------------------
                              1,544   862     238    165   20     6    (86)    6      12    2      (46)    16     (1,195)   1,544
                             ----------------------------------------------------------------------------------------------------
Cash dividends
 on common
 stock                          334   393      84     67   --    --     --    --      --   --       --     --       (544)     334
Cash dividends
 on preferred
 stock                           --    11      21     16   --    --     --    --      --   --       --     --        (48)      --
                             ----------------------------------------------------------------------------------------------------
                                334   404     105     83   --    --     --    --      --   --       --     --       (592)     334
                             ----------------------------------------------------------------------------------------------------
Balance at end
 of year                     $1,210  $458    $133   $ 82  $20   $ 6   $(86)   $6     $12   $2     $(46)   $16    $  (603)  $1,210
                             ====================================================================================================


                                                                   - 15 -


                                EXHIBIT B
                            FIRSTENERGY CORP.
                    TWELVE MONTHS ENDED DECEMBER 31, 2000
                              (IN MILLIONS)
                         FINANCIAL DATA SCHEDULE



ITEM NOS.              CAPTION HEADING
---------              ---------------

   1                   Total Assets         $17,941

   2                   Total Revenues       $ 7,029

   3                   Net Income           $   599

                               EXHIBIT C
                           FIRSTENERGY CORP.


          FirstEnergy Form U-1 "Application/Declaration Under the Public Utility Holding Company Act of 1935," dated November 21, 2000 --
Incorporated by reference to such filing, SEC File No. 070-09793







                                - 17 -